Exhibit 99.3

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Alon Mualem attorney of the undersigned, for and in the name(s) of the undersigned, with full power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.01 per share, of MER Telemanagement Solutions Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on August 12, 2014 at 10:30 a.m. (Israel time) at the principal offices of the Company, 14 Hatidhar Street, Ra’anana 4366516, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN PROPOSAL 1 AND (ii) PROPOSALS 2 THROUGH 6.

VOTES CAST FOR ITEMS 2, 3, 4 OR 5 WILL NOT BE COUNTED TO THE EXTENT A PERSONAL INTEREST INDICATION IS REQUIRED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST WITH RESPECT TO THE PROPOSAL. FOR INFORMATION REGARDING THE DEFINITION OF “PERSONAL INTEREST,” SEE THE DISCUSSION IN EACH RESPECTIVE ITEM OF THE PROXY STATEMENT.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

August 12, 2014

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS IN PROPOSAL 1 AND PROPOSALS 2 THROUGH 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

							FOR	AGAINST	ABSTAIN
1.	To elect five directors for terms expiring at the Company’s 2015 Annual General Meeting of Shareholders.				3.	To ratify and approve the terms of service of the Chairman of the Company’s Board of Directors.	☐	☐	☐
		FOR	AGAINST	ABSTAIN			YES	NO
	CHAIM MER	☐	☐	☐	DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL THREE?		☐	☐

	ISAAC BEN-BASSAT	☐	☐	☐

	ROGER CHALLEN	☐	☐	☐			FOR	AGAINST	ABSTAIN
	STEVEN J. GLUSBAND	☐	☐	☐	4.	To ratify and approve the terms of service of Mr. Isaac Ben-Bassat, a director nominated for re-election.	☐	☐	☐

	YAACOV GOLDMAN	☐	☐	☐			YES	NO
					DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL FOUR?		☐	☐
Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest with respect to Items 2, 3, 4 and 5. For information regarding the definition of “personal interest,” see the discussion in each respective item of the proxy statement.
							FOR	AGAINST	ABSTAIN
		FOR	AGAINST	ABSTAIN	5.	To approve terms of procurement of directors’ and officers’ liability insurance policy for current andfuture office holders, including directors and officers deemed to be controlling shareholders.	☐	☐	☐
2.	To re-elect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a third three-year term and to approve her terms of service.	☐	☐	☐
							YES	NO
		YES	NO		DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL FIVE?		☐	☐
DO YOU HAVE A PERSONAL INTEREST IN THE ABOVE PROPOSAL 2 (OTHER THAN A PERSONAL INTEREST THAT IS NOT RELATED TO A RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS)?		☐	☐				FOR	AGAINST	ABSTAIN
6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2014, and to authorize the Board of Directors to approve, following the approval of the Audit Committee, such independent registered public accountants’ compensation in accordance with the volume and nature of their services.
							☐	☐	☐

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☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.